Filed by Denali Holding Inc.

Form S-4 File No. 333-208524

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of a presentation and Q&A session by Michael Dell, Chairman and Chief Executive Officer of Dell Inc., at Dell’s Fiscal Year 2017 Field Readiness Seminar, which took place on February 9, 2016, a recording of which was subsequently made available to Dell employees.

FY17 Field Readiness Seminar - Americas

Michael Dell – Chairman and Chief Executive Officer, Dell

February 9, 2016

MICHAEL DELL: Thank you. Thank you very much. Thank you.

Good afternoon. It’s smoking up here. You can just see it. Look, I love coming to FRS. It is a great opportunity for us. You all are the beating heart of this company. And you have been an incredible par of how we’ve been able to build our company, and it’s awesome to have you all in the same room at the same time, a tremendous group of very talented people and tremendous energy. And a big part of success is surrounding yourself with the right people, and in this room we have the right people. So look around you. (Applause.)

We are the Dell Sales Force, the very best. (Cheers, applause.) It’s how we built our company, by being the best sales force, the best products, the best solutions and the best supply chain. And it’s a culture of winning. And we invest a lot of time and resources in bringing us all together and making sure everyone is ready for the new year, in getting everybody focused and aggressive and ready to win.

So whether you’ve been here for a few decades or whether this is your very first day, look, we’ve done very well together. We’ve built one of the world’s greatest technology companies, and I couldn’t be prouder of who we are and what we’ve accomplished. And the best is yet to come. Combining Dell, EMC and VMware, we’ll create an even more powerful company that is much more relevant to our customers, more relevant than ever before. (Cheers, applause.)

Now, I’ve been out meeting a lot of customers, spending time with them and talking to them about this combination. And I’ve sort of heard four big themes. The first one is that customers and partners are very positive on the acquisition. The second is there’s tremendous interest in the combined innovations of Dell, EMC and VMware. And customers are interested to know how are we going to combine all this great technology together and bring them new solutions. It’s actually an opportunity for you right now to get in front of your customers. Customers also love — the point is, customers love that we’re bringing together all the pieces of their infrastructure in one company. And the fourth thing I’ve found is that even non-customers are very interested to consider us given the combination.

So net it all out, it’s a huge opportunity for all of you to get in front of our customers and even prospects right now, selling what we have today, and soon, maybe you’ve figured this out, we’re going to have a whole lot more things to sell. (Cheers, applause.) And we’re positioning Dell to be the leading infrastructure company for the next 20 years, and to be 100 percent clear, when I talk about technology infrastructure that includes PCs and IoT, which remain incredibly important to our customers and to Dell.

So, look, if you step back and look at the world today, the role that technology plays in every aspect of our world has never been greater and yet it’s really just kind of beginning. For our customers to be competitive and to win and to reach their objectives, they’re going to increasingly be relying on technology and for us that means huge opportunities. There’s an absolute expansion and an explosion in the number of devices. And that’s creating opportunities to transform every sector from education to healthcare to manufacturing, finance, energy, services, even government. If you think about the number of devices, there are about 8 billion connected devices right now. But it’s not that hard to see how you would have like 50 billion connected devices with the cost of putting intelligence in a device approaching a very, very small number, in many cases.

And then, if you look beyond the horizon, it’s not that hard to imagine like a trillion connected devices. So you have this condition where you have like a thousand times more devices. And then the devices are doing many more things, you have like a thousand times more applications, and then, of course, you have a thousand times more data. So it’s a thousand times a thousand times a thousand, very big numbers. And the infrastructure required to support all that over the next three, five and ten years will dwarf anything that exists today.

By the way, all this growth in the number of nodes increases the attack surface for cyber-mischief. So the cyber-problem, the cyber-challenge, the cyber-opportunity will continue to grow. And IT is no longer about just making the old parts of a company, or the existing processes in a company more efficient or more effective, the real opportunity is how do you use all this data that’s coming in in real-time to improve products and services or create entirely new ones.

This is the challenge that companies have today. And, by the way, if you don’t do this, it’s likely that a new competitor is going to show up and come along and do it. You could think of this as the digital transformation. For some companies it translates into a kind of digital fear. And this pace of change is accelerating. It’s not going to slow down. And it’s going to touch every part of the economy and society. And every company has to figure out what it means to their future and how it’s going to use all this data. And it’s really just beginning.

Now in addition to the explosion in devices and applications of data, consumption models are also changing. We have on premise and off premise. We have software as a service, managed services. We have the service providers. And there are choices about is it CAPEX, is it OPEX? We have this fantastic capability called DFS that allows us to change CAPEX and OPEX. (Cheers, applause.) All right, DFS.

And customers need a trusted partner in this journey, in navigating this period of incredible change, and we will be the best partner for companies, organizations, of all sizes. Customers face a real challenge in funding the digital transformation, and what they have to do is they have to make the existing infrastructure more efficient to be able to fund the digital transformation, and we’re going to help them do exactly just that. And during this period, I also expect there will be significant consolidation. And we’re very well positioned to be a consolidator.

Now, with the combination of Dell, EMC and VMware, we will be a leader in the technology of today with some of the world’s greatest and strongest franchises in technologies like servers, storage, virtualization, cloud software, and PCs. We’ll also have a very strong position in the technology of tomorrow, with leadership in key strategic areas like the digital transformation, software-defined data center, converged and hyper-converged infrastructure, hybrid cloud, mobility and security.

And think about the scale of this company, an $80 billion plus business, the world’s largest IT infrastructure company across systems, suppliers, R&D, an incredible innovation engine investing several billion, $4, $4-1/2 billion, something like that, in R&D every year. Together a leader in — I understand we got one more recently, 21 Gartner Magic Quadrants. (Applause.)

In this new company you’re going to have access to the best technology on the planet for infrastructure solutions with unmatched expertise in cloud virtualization and security. And we’re going to deliver it to customers of all sizes, from fast growing small businesses to midmarket to large and global customers, with the strongest go to market engine in the industry, with access to more customers than any company in our industry.

Now I recently participated in the leadership meetings for both EMC and VMware. And I had the chance to spend a couple of days with each of their leadership teams, a couple of hundred people, and the more I learned about these companies the more excited I get and I could tell you they’re also very excited to be joining the Dell family. This is a group of people that are passionate about technology and innovation. They’re passionate about customers and passionate about winning, just like we are. And you’re going to love having them on our team.

Now one of the most interesting companies within the EMC family is something called Pivotal. And Pivotal is one of the best third platform companies in our industry. By third platform we’re talking about cloud, and cloud native. Pivotal has something called Cloud Foundry, which is a platform on which cloud native applications are developed and they can be deployed on-premise, or off-premise. It creates a kind of cloud neutrality that allows applications to move across multiple types of infrastructure. And Pivotal is also changing the way the world builds software and the way large companies are able to respond to the fast changing market that we find ourselves in.

Cloud Foundry has already been adopted aggressively by leading companies like General Electric, Ford, Home Depot, Jackie well done, Daimler, Mercedes, All State, Humana, Comcast, and many more. And interestingly, Cloud Foundry is a platform that even others in our industry are basing their cloud businesses on, IBM, Cisco, HP, SAP, Intel, Accenture, Verizon, all embracing Cloud Foundry.

Pivotal is an incredible, amazing company with tremendous innovations. It may be the best cloud native development platform in the industry. There’s a lot to get excited about as you start to learn more about our acquisition. Now I mentioned earlier the growing importance of security and this is really a board issue and a CEO, CXO level issue.

When I go see customers and I ask them what’s the thing that you worry the most about they’ll tell you cyber security almost is the first thing depending on the industry they’re in. It’s also a great opportunity for you to move up to the top decision makers and increase your relevance and importance inside your customer and combined we have even stronger assets with NSX, the leading network virtualization platform, with AirWatch, with RSA, and of course SecureWorks, SonicWALL, DDPE, and many others.

By the way, you know, we’ve had this program in place where you all have been referring leads to the SecureWorks team. Anybody referred any leads to SecureWorks? Raise your hand if you referred a lead to SecureWorks. Have we got any? We’ve got a few. Well, we’ve been doing really well with that. We’ve got an incredible pipeline it’s helping SecureWorks grow and thank you all for doing that. We’re going to keep that in place in FY '17, so a great opportunity for us.

So I’m extremely excited about our future and the opportunities that you all are going to have to grow. Now I’ve also heard about some of the concerns and I want to address those head on. First, we’re going got continue to support and enhance all of our existing products and solutions. And while there’s very little overlap between Dell and EMC, there is some. And so I want to talk about that.

Compellent and EqualLogic are great examples; the SC Series is doing very well. And it is positioned actually somewhat differently than the current EMC offerings. And, by the way, the SC Series is also growing about 20 percent per year. So well done to our teams on that. (Applause.) And did you know that in the five years since we acquired Compellent we have grown the number of customers five times and the number of installed systems by 10 times. And we’re only going to grow from here. (Applause.)

We have a great vision for how the SC Series is a key part of the combined storage portfolio with EMC. EMC has maybe seven main storage families. They’ve got about 20 or 30 other ones, too. They have every imaginable type and variety you could think of. But, together we’re even stronger. And if you think forward to the second half of this year with EMC we’ll be a leader in every area of storage from primary to data protection, to scale out, to NAS, to unstructured data, to direct attach, to all flash, to software defined. If I forgot any we’ve got those, too. (Cheers, applause.)

For every platform, from the core to the edge, to the cloud, and did I mention you’re going to have a whole lot more to sell. And by the way, it’s all best of breed, leading in every category. So today we also have great offerings in hybrid cloud. And we’re going to continue to invest and support those and our hybrid cloud capabilities will only get better after the acquisition.

So look, whether it’s OptiPlex or Latitude, Precision, or VDI, 13G Servers, Compellent SC, converged infrastructure, hybrid cloud, I want you all out there selling with confidence. There are always going to be new offerings. And there will be new offerings after we combine with EMC. But, we’re going to fully support everything that you’re selling today and winning with today.

So next topic, you may have read a story that questions if this deal is going to happen. If you have, you’re wasting your time. (Cheers, applause.) The media business is under a lot of stress and their business model is sort of cratering. And what they do to survive in those tough times is they create something called click bait. They create an inflammatory headline. So and so was impregnated by aliens, or whatever, click on here to read about this story, see some ads, try to get some money. So don’t fall for that, okay. There’s going to be those kind of stories, just like there were during the privatization. Do you all remember when we were going private there were all kinds of stories and they basically turned out to be nonsense. So don’t waste your time with that.

We’re absolutely moving forward with the transaction under the original timeline, the original terms, at full steam ahead. And it’s not contingent on the share price of EMC or VMware. It is subject to a shareholder vote and regulatory approvals. But, we expect to close in the same timeframe that we announced before May to October.

So before I turn the stage over to Marius, I want to share a couple observations on FY '16 and '17. So look the economy has been pretty volatile, and financial markets have been even more so. There’s a lot of debate about, gee, is the world economy going to grow at 2.9 percent or 3.3 percent? Does that really matter that much to us? Not so much, a little bit, but not so much. The U.S. economy is pretty good. There are definitely some challenges out there in the rest of the world, but still opportunities. So we’ve got our challenges, we’ve got our opportunities. But customers are going to continue to invest a lot in technology.

Now we can’t control the currencies. We can’t control the price of oil. We can’t control the economy, the spending environment. So forget about it. Focus on what you can control. Most of that stuff doesn’t really matter to us. So I’m going to ask you to, again, stay focused on what you can control, building customer relationships, knowing more about your customers and their needs and our solutions to help them, identifying and closing opportunities, meeting and exceeding your commitments, and winning in the right way. Now what we can control is our own execution, delivering the industry’s best customer experience and best in class productivity.

Now this past year we didn’t achieve all our goals, but on a relative basis, and this is really what’s most important to me, we did pretty well. We grew our share in the client business for four more quarters, making it 12 quarters in a row that we gained share. And it’s kind of interesting, if you go back, and maybe Jeff will talk some more about this, if you go back to the 12 quarters before we went private, it was loss, gain, gain, loss, loss, loss, loss, gain, gain, loss, loss, gain, gain, kind of all over the map. The last 12 quarters, gain, gain, gain, gain, gain, every quarter. Fantastic. (Applause.)

Having said that, in North America we didn’t do as well as we would have liked on commercial client. That’s why Jeff and I were standing up whooping and hollering because of Bill’s commitment to us here on stage to grow commercial client share without Chromebooks. (Laughter.) Does anybody know why we want to grow commercial share without Chromebooks? (Audience response.) Margins. Profit. You got it. If we had 100 percent share in Chromebooks, how much would our profit sharing or bonus be? (Audience response.) Zero. No profit, no fun. (Laughter, applause.) So it’s commercial client without Chromebooks, and this is an area where I need your help in FY '17. You’re going to hear Bill talk more about our goals, but to be sure we want to add four more quarters to this record for this year.

I also want to give a big shout out to our global team. Global team had a really great year in FY '16, very strong finish, and congratulations global team on the great momentum. (Cheers, applause.) Dave, thank you for your leadership, and excited, Kyle, that you’re taking over and you’re going to continue to take us higher.

There are some other interesting things going on. You know our business in Asia, in India and China, our commercial teams have delivered double digit growth for the past six quarters in a row. That’s pretty impressive particularly when you look at what’s going on in the economy. (Applause.)

We also did very well in NPS. We delivered record NPS. This so important, increasing our customer touch, building those relationships, minimizing account churn is incredibly valuable for us. And we’ll want to continue to build on this in FY '17. Now we’ve got some work to do in optimizing our route to market models, channels and distribution must be accretive to Dell and must bring net new and profitable business to Dell.

We’ve made big investments in our sales force, particularly our direct sales force, adding almost 2,000 new sales makers to get ready for this year. Stand up if you joined the company in the last year. (Audience response.) All right. Welcome. (Cheers, applause.) Now what I want to see this year is a whole lot more new customers and new LOB acquisition, particularly through our direct channel. We want to achieve number one in mainstream servers, even as we continue to build out our enterprise solutions. And we have every opportunity to do that.

And, listen, I know you’re working hard, I know you’re delivering for your customers and for Dell every day, and I want to recognize and appreciate all the work that each and every one of you are doing every day. It’s super important that you are aggressive, you are relentless, you bring your winning attitude, outsmart, out-prepare our competitors and the wins will follow.

We have to win in client, win in server, win in converged infrastructure, win in hybrid. That’s how we’re going to drive the business, win in FY '17, and prepare by earning the trust of customers for what’s to come in the second half of this year. I don’t want you to be tapping on the brakes as we approach this acquisition, I want you to step on the gas. We are the Dell sales force, we are the best. (Applause.)

Now for all of us one plus one can equal three, and as each of you become that trusted partner with your customers on that journey, the digital transformation, we have a big opportunity and Dell will become the technology infrastructure company for the next 20 years, massive opportunity for each of you and for our company.

The connected world, the digital transformation, the third platform, whatever you want to call it, those are just words. What really matters is how is this actually changing the world and humanity? The technologies that we are fortunate to be a part of and we’re going to revolutionize are changing how the world works and improving the lives of people all over the globe. It’s how we’re going to help cure cancer. It’s how we’re going to build a sustainable global economy and enable a better future for our world. We stand at the center of the world’s technology infrastructure and at the center of human progress and there’s nowhere I’d rather be. I know you all feel the same.

With that, I want to thank you again for a very good year. I’m super-excited about FY '17. I want to invite Marius to the stage to tell you a little bit about how we’re going to make all this happen around the world.

So, Marius, take it away.

(Applause.)

END

FY17 Field Readiness Seminar - Americas

Interview

Michael Dell – Chairman and Chief Executive Officer, Dell

February 9, 2016

THOMAS DENNING: I’m standing with Michael Dell. We are live at FRS. You could feel the energy and the enthusiasm as we livestreamed. So we want to say welcome. It’s great to be here.

And, Michael, let’s talk a little bit about last year when we were here we were talking about going private and what kind of effect that was going to have on the company as a whole. And now you said in your talk earlier today, go big or go home. Well, here we are. We’re not going home. Talk a little bit, and let everybody know what’s going on with the acquisition.

MICHAEL DELL: Well, I think what’s exciting is that as we come together with EMC and VMware the range of capabilities that we have really grow tremendously. And we’ve never been more relevant than we will be with that set of solutions.

So you think about being a leader in the technology of today, servers, storage, virtualization, cloud software, PCs, and being incredibly well positioned in the technology of tomorrow, it’s the digital transformation, software-defined data center, hybrid cloud, converged infrastructure, mobility, security, all with incredible scale, an $80-plus billion business privately controlled, incredible innovation and R&D, the best supply chain, the best sales force.

So look, I’m super-excited about what we’re going to be able to create.

THOMAS DENNING: So there’s so much that’s going on. Let’s throw a couple of seeds in there. First of all, let’s talk about all those things that you said, all of those great things that we’re going to take to market and how that positions us uniquely as Dell against the competition in going out and really seizing the moment and showing the competition that we can do everything?

MICHAEL DELL: Well, look, I think customers are really in an interesting spot. They’re trying to figure out how do they transform in a digital context and at the same time fund that by making their existing infrastructure more efficient? And as the leading IT infrastructure company in the world, a leader in 21 Gartner Magic Quadrants, there’s really no competitor that stands close to us in terms of our ability to deliver the IT infrastructure.

Now we have to go earn their trust. We have to continue to build relationships. We did a great job this past year with NPS, set the stage to continue to grow those relationships and as we give all of our teams around the world a lot more great solutions to sell we’re well positioned.

THOMAS DENNING: Let’s talk about that. That’s the other C, let’s talk about the customers. You go see more customers and I know they want to come see you, but it’s not always that easy of people looking at us as our customers looking at us and saying, hey, what about Dell? Tell me what you’re hearing and tell our listeners and watchers all over the world what are you hearing form the customers, what are they telling you that they need from us as Dell?

MICHAEL DELL: I think one of the things I’d say is our sales teams it’s a great time to get in front of customers. They’re very interested to know how we’re going to bring the combined innovations of Dell, EMC, VMware, and you’ve probably never had an easier time to get an appointment with a customer than we have right now. So look what I’m hearing is customers are very excited about the combination. They like the combined innovations. They like the fact that we’re going to be able to provide them so much of the complete infrastructure solution, even non-customers are quite excited about the combination and all the innovation that we’re going to be able to bring.

THOMAS DENNING: Okay, one last question for you. We bring all of that together with all of the great employees that are here right now and everybody that’s watching, what is it — give us a couple of things that we can really take home as individual contributors, as leaders in this company that you want us to focus on as we head into FY '17.

MICHAEL DELL: Well I’ll be real clear, our FY '17 priorities, we want to gain commercial share in our client business. We want to continue to grow our server business. We did a great job with NPS this past year. We want to keep doing that. We want to continue with our growth in contribution margin. And we want to acquire net new customers, right. This is — we’re at the stage of the industry where we’re going to win with the best sales force by taking it away from the other guys, by net new LOB expansion and customer acquisition. So that’s the — those are the big priorities for FY '17.

THOMAS DENNING: A lot to get excited about. Michael Dell, thank you so much for joining us, greatly appreciate it. We’ve got some fantastic programming over the next couple of days. We’ve had eight hours, 36 different interviews, again thank you. This is Thomas Denning from the Mandalay Convention Center. Thanks for joining us.

END

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Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. has filed with the SEC a Registration Statement on Form S-4 that included a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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